UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 26, 2009

DOLLAR TREE, INC.
(Exact name of registrant as specified in its charter)

VIRGINIA
(State or Other Jurisdiction of Incorporation)

0-25464	26-2018846
(Commission File Number)	(I.R.S. Employer Identification No.)

500 Volvo Parkway
Chesapeake, VA 23320
(Address of Principal Executive Offices and Zip Code)

(757) 321-5000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

Today, August 26, 2009, Dollar Tree, Inc. issued a press release reporting its fiscal 2009 second quarter earnings results and announcing that it will hold a publicly available telephone conference call to discuss these results. A copy of the press release is attached to this Form 8-K as Exhibit 99.1 and is incorporated herein by this reference.

The information contained in items 2.02 and 7.01, including that incorporated by reference, is being furnished to the Securities and Exchange Commission. Such information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information shall not be deemed incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

Item 7.01. Regulation FD Disclosure.

The information (including disclaimer) presented under Item 2.02 is incorporated by reference into this Item 7.01.

Item 9.01. Financial Statements and Exhibits.

(c)   Exhibits.

99.1   Press Release dated August 26, 2009 issued by Dollar Tree, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

DOLLAR TREE, INC.

Date: August 26, 2009

By: <u>/s/ Kevin S. Wampler</u>
Kevin S. Wampler
Chief Financial Officer

EXHIBITS

Exhibit 99.1 - Press release dated August 26, 2009 issued by Dollar Tree, Inc.

Exhibit 99.1

PRESS RELEASE

DOLLAR TREE, INC. REPORTS RECORD SECOND QUARTER EARNINGS
Diluted Earnings Per Share Increased 50.0% to $0.63
Operating Margin increased 170 Basis Points, to 7.3%
Gross Margin increased 130 Basis Points to 34.5%
Raises Guidance for 2009

CHESAPEAKE, Va. – August 26, 2009 – Dollar Tree, Inc. (NASDAQ: DLTR), the nation's leading operator of discount variety stores selling everything for $1 or less, reported earnings per diluted share of $0.63, for the quarter ended August 1, 2009 ("second quarter"), an increase of 50.0% compared to the $0.42 earnings per diluted share reported for the quarter ended August 2, 2008. Consolidated net sales for the second quarter were $1.22 billion, an 11.9% increase compared to $1.09 billion reported for the quarter ended August 2, 2008. Comparable store sales increased 6.8% for the quarter.

"Our sales continue to grow across a wide range of merchandise categories," said President and CEO Bob Sasser. "Now more than ever, customers are relying on Dollar Tree for high value basic products including Health and Beauty Care, Household Supplies and Food, in addition to discretionary items including party goods, floral, toys, books and variety merchandise for all seasons."

"This compelling mix of discretionary and basic merchandise is key to our strategy. Regardless of the economic environment, Dollar Tree remains focused on providing extreme value to our customers and consistent, superior returns to our shareholders."

Operating margin increased 170 basis points for the quarter to 7.3%. The improvement was driven by a 130 basis point increase in gross margin and a 40 basis point reduction in S.G. & A. expenses.

Cash at quarter-end totaled approximately $358 million, compared with $115 million at the end of the fiscal second quarter 2008. During the second quarter 2009, the Company repurchased 1.0 million shares of its common stock, for $42.5 million.

The Company continues to grow. During the second quarter, Dollar Tree opened 60 stores, closed 10 stores, and expanded or relocated 16 stores. Retail selling square footage at the end of the second quarter was 31.4 million square feet, a 6.4% increase compared to a year ago.

The Company estimates sales for the third quarter of 2009 to be in the range of $1.19 - $1.23 billion, based on low-to-mid single digit positive comparable store sales. Diluted earnings per share are estimated to be in the range of $0.58 to $0.64.

Full year sales are now estimated to be in the range of $5.09 to $5.19 billion and diluted earnings per share are expected to be $3.10 to $3.25.

On Wednesday, August 26, 2009, the Company will host a conference call to discuss its earnings results at 9:00 a.m. EDT. The telephone number for the call is 888-211-9933. A recorded version of the call will be available until midnight Wednesday, September 2, and may be accessed by dialing 888-203-1112, and the access code is 2249244. International callers may dial 719-457-0820 and the access code is 2249244. A webcast of the call is accessible through Dollar Tree's website, www.dollartreeinfo.com/investors/news/events,
and will remain on-line until midnight Wednesday, September 2.

Dollar Tree, a Fortune 500 Company, operated 3,717 stores in 48 states as of August 1, 2009, with total retail selling square footage of 31.4 million. To learn more about the Company, visit www.DollarTree.com.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS: This press release contains "forward-looking statements" as that term is used in the Private Securities Litigation Reform Act of 1995. Forward looking statements address future events, developments or results and typically use words such as believe, anticipate, expect, intend, plan, forecast, or estimate. For example, our forward-looking statements include statements regarding third-quarter and full year sales and third-quarter and full year diluted earnings per share, as well as customer shopping and merchandising trends. For a discussion of the risks, uncertainties and assumptions that could affect our future events, developments or results, you should carefully review the "Risk Factors," "Business," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections in our Annual Report on Form 10 - K filed March 26, 2009 and our Quarterly Report on Form 10-Q filed May 27, 2009. In light of these risks and uncertainties, the future events, developments or results described by our forward looking statements in this document could turn out to be materially and adversely different from those we discuss or imply. We are not obligated to release publicly any revisions to any forward looking statements contained in this press release to reflect events or circumstances occurring after the date of this report and you should not expect us to do so.

CONTACT: Dollar Tree, Inc., Chesapeake
                  Timothy J. Reid, 757-321-5284
                  www.DollarTree.com

DOLLAR TREE, INC.
Condensed Consolidated Income Statements
(Dollars in millions, except per share data)
(Unaudited)

		Second Quarter Ended			Six Months Ended	
		August 1, 2009	August 2, 2008		August 1, 2009	August 2, 2008
Net sales	$	1,222.8	$ 1,093.1	$	2,423.9	$ 2,144.4
Cost of sales		801.0	730.0		1,586.7	1,424.8
Gross profit		421.8	363.1		837.2	719.6
		34.5%	33.2%		34.5%	33.6%
Selling, general & administrative expenses		332.6	301.5		650.4	588.3
		27.2%	27.6%		26.8%	27.4%
Operating income		89.2	61.6		186.8	131.3
		7.3%	5.6%		7.7%	6.1%
Interest expense, net		1.3	1.9		2.1	3.5
Income before income taxes		87.9	59.7		184.7	127.8
		7.2%	5.5%		7.6%	6.0%
Income tax expense		31.0	22.1		67.4	46.6
Income tax rate		35.3%	37.0%		36.5%	36.5%
Net income	$	56.9	$ 37.6	$	117.3	$ 81.2
		4.7%	3.4%		4.8%	3.8%
Net earnings per share:						
Basic	$	0.63	$ 0.42	$	1.30	$ 0.90
Weighted average number of shares		89.7	90.2		90.1	90.0
Diluted	$	0.63	$ 0.42	$	1.29	$ 0.90
Weighted average number of shares		90.2	90.5		90.6	90.4

DOLLAR TREE, INC.
Condensed Consolidated Balance Sheets
(Dollars in millions)
(Unaudited)

	August 1, 2009	Jan. 31, 2009	August 2, 2008
Cash and cash equivalents	$ 358.2	$ 364.4	$ 114.6
Merchandise inventories	741.2	675.8	717.1
Other current assets	67.6	33.0	64.1
Total current assets	1,167.0	1,073.2	895.8
Property and equipment, net	698.6	710.3	726.1
Goodwill	133.3	133.3	133.3
Deferred tax assets	47.9	33.0	26.3
Other assets, net	88.3	85.9	83.2
Total assets	$ 2,135.1	$ 2,035.7	$ 1,864.7
Current portion of long-term debt	$ 17.5	$ 17.6	$ 18.0
Accounts payable	273.8	192.9	272.8
Other current liabilities	141.8	152.5	121.1
Income taxes payable, current	8.8	46.9	-
Total current liabilities	441.9	409.9	411.9
Long-term debt, excluding current portion	250.0	250.0	250.0
Income taxes payable, long-term	16.1	14.7	20.3
Other liabilities	116.7	107.9	96.2
Total liabilities	824.7	782.5	778.4
Shareholders' equity	1,310.4	1,253.2	1,086.3
Total liabilities and shareholders' equity	$ 2,135.1	$ 2,035.7	$ 1,864.7
STORE DATA:			
Number of stores open at end of period	3,717	3,591	3,517
Total selling square footage (in millions)	31.4	30.3	29.5

DOLLAR TREE, INC.
Condensed Consolidated Statements of Cash Flows
(Dollars in millions)
(Unaudited)

	Six Months Ended	
	August 1, 2009	**August 2, 2008**
Cash flows from operating activities:		
Net income	$ 117.3	$ 81.2
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	77.9	81.5
Other non-cash adjustments	2.0	40.3
Changes in working capital	(63.2)	(111.9)
Total adjustments	16.7	9.9
Net cash provided by operating activities	134.0	91.1
Cash flows from investing activities:		
Capital expenditures	(68.0)	(65.4)
Purchase of short-term investments	-	(34.7)
Proceeds from maturities of short-term investments	-	75.2
Purchase of restricted investments	(5.4)	(12.8)
Proceeds from maturities of restricted investments	1.3	12.4
Other	-	(0.3)
Net cash used in investing activities	(72.1)	(25.6)
Cash flows from financing activities:		
Proceeds from stock issued pursuant to stock-based compensation plans	14.5	8.8
Payments for share repurchases	(85.3)	-
Tax benefit of stock-based compensation	3.0	0.4
Other	(0.3)	(0.7)
Net cash provided by (used in) financing activities	(68.1)	8.5
Net increase (decrease) in cash and cash equivalents	(6.2)	74.0
Cash and cash equivalents at beginning of period	364.4	40.6
Cash and cash equivalents at end of period	$ 358.2	$ 114.6

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